UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D / A

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

MFIC Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

595073 10 7

(CUSIP Number)

J.B. Jennings

134 Cascade Drive

Battle Creek, Michigan 49015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595073 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.B. Jennings

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

J.B. Jennings (“Mr. Jennings”) previously filed a Schedule 13D on August 21, 1998 (the “Original Filing”) and amendment No. 1. thereto on March 9, 2000 (together with the Original Filing, the “Previous Filing”) with respect to shares of Common Stock, $0.01 par value per share, of MFIC Corporation, (the “Issuer”), a Delaware corporation. The address of the principal executive office of the Issuer is 30 Ossipee Road, Newton, Massachusetts 02464-9101. This schedule 13D/A (the “Amendment”) supplements and amends the February 2000 Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given in the February 2000 Filing.

Item 5.	Interests in Securities of the Issuer

Item 5 (a) – (b) – (c) of the Previous Filing is hereby amended as follows:

(a) Mr. Jennings is the beneficial owner of 0 shares of MFIC Corporation, which is 0% of the outstanding shares of the Company.

(b) Mr. Jennings maintains sole investment discretion over 0 shares of MFIC Corporation. Mr. Jennings maintains voting power over 0 shares of MFIC Corporation. Mr. Jennings maintains sole power to dispose or to direct the disposition of 0 shares of MFIC Corporation.

(c) During the period commencing on September 24, 2003 and ending on February 11, 2004, Mr. Jennings sold in private transactions by stock purchase agreements, an aggregate of 700,000 shares of Issuer Common Stock in a series of transactions at a price per share ranging from $0.75 to $3.05 (the “Sales”). The aggregate consideration received by Mr. Jennings from the Sale was $1,325, 000 resulting in an average price per share of approximately $1.89. Prior to the sales Mr. Jennings beneficially owned approximately 9.3% of the shares of the Issuer Common stock.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004 Date

/s/ J. B. Jennings

J.B. Jennings